EXHIBIT 99.1

Westport Fuel Systems Awarded NAFTAL Tender

BRC Gas Equipment to supply 40,000 LPG systems in Algeria

VANCOUVER, British Columbia, Oct. 31, 2017 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport Fuel Systems”) (TSX:WPRT) (Nasdaq:WPRT) announced today that BRC Gas Equipment (“BRC”) was awarded a competitive tender bid by Algeria’s National Company for Petroleum Products Marketing and Distribution (“NAFTAL”) to supply 40,000 liquid petroleum gas (“LPG”) sequential injection systems to be delivered into the growing Algerian market in 2018.

“This is the largest tender we have received from NAFTAL to date, proving the competitiveness and quality of BRC LPG systems,” said Andrea Alghisi, Westport Fuel Systems Chief Operating Officer, Automotive. “We are pleased to be the preferred partner of NAFTAL to support their strategic program for the expansion of LPG use in one of the world’s most promising alternative fuel markets.”

Since 2002, BRC has been awarded multiple tenders from NAFTAL for a combined total of 65,000 LPG systems. With the addition of this recent tender mentioned above, a total of 105,000 LPG systems will be delivered to NAFTAL by end of 2018.

According to NAFTAL statistics, Algeria has close to 260,000 LPG vehicles or about 8% of the total passenger cars making it the largest population of LPG vehicles in Africa.

About NAFTAL

NAFTAL is an Algerian subsidiary of Sonatrach Group, which is ranked among the top 15 oil companies in the world. Specializing in the distribution of petroleum products, NAFTAL is the first company in Africa that has embarked on the conversion of gasoline engines to LPG, since the 1980s. Currently, Algeria has close to 260,000 LPG vehicles and this figure is expected to increase to 1,000,000 vehicles in 2025 as the Algerian government works to reduce the consumption of polluting fuels and promote clean fuels.

About BRC
BRC Gas Equipment is a well-established brand owned by Westport Fuel Systems Inc. with sole distributors in more than 70 countries and an extensive network of installation centres. Based in Cherasco, Italy, BRC Gas Equipment develops, manufactures and markets components and systems for converting vehicles from petrol to LPG and compressed natural gas.

About Westport Fuel Systems
At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are inventors, engineers, manufacturers and suppliers of advanced clean-burning fuel systems and components that can change the way the world moves. Our technology delivers performance, fuel efficiency and environmental benefits to address the challenges of global climate change and urban air quality. Headquartered in Vancouver, Canada, we serve our customers in more than 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Note:  This document contains forward-looking statements.  Forward-looking information is typically identified by words such as “anticipate”, “estimate”, “expect”, “forecast”, “may”, “will”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “project”, “potential”, “target” and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the delivery of injection systems and expected revenue from the discussed tender bid, demand for our products, the future success of our business and technology strategies, intentions of partners and potential customers, the performance and competitiveness of our products and expansion of product coverage and  future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties and are based on assumptions that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements. These risks and assumptions include risks and assumptions related to our revenue growth, operating results, industry and products, the general economy, conditions of and access to the capital and debt markets, governmental policies and regulation, technology innovations, fluctuations in foreign exchange rates, the availability and price of natural gas,  global government stimulus packages, the acceptance of and shift to natural gas vehicles in fleet markets,  the development of competing technologies as well as other risk factors and assumptions that may affect our actual results, performance or achievements or financial position discussed in our most recent Annual Information Form and other filings with securities regulators. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward- looking statements except as required by National Instrument 51-102.  The contents of any website, RSS feed or Twitter account referenced in this press release are not incorporated by reference herein.

Inquiries:
Caroline Sawamoto
Manager, Investor Relations & Communications
Westport Fuel Systems
T: +1 604-718-2046
invest@wfsinc.com